EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

August 13, 2024

AVINO GENERATES RECORD QUARTERLY REVENUES IN Q2 2024

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its consolidated financial results for the second quarter of 2024, with record revenues and further cash generation.

Second Quarter 2024 Financial Highlights

•	Revenues of $14.8 million, an increase of 60% from Q2 2023
•	Gross Profit (mine operating income) of $4.7 million, $5.9 million net of non-cash costs of sales
•	Net income of $1.2 million, or $0.01 per share
•	Adjusted earnings[3] of $4.3 million, or $0.03 per share
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[3] of $3.4 million
•	Cash costs per silver equivalent payable ounce sold[1,2,3] of $16.29
•	All in sustaining cash costs per silver equivalent payable ounce sold[1,2,3] of $22.74

“In the second quarter, we delivered record revenues as a result of higher metal prices combined with consistent production from our Avino Mine,” said Nathan Harte, Chief Financial Officer. “We saw improvements in all key financial metrics compared to Q2 2023, with cash flow generation and operating margins strengthening our cash and working capital positions. This strength will allow us to move forward with our plans at La Preciosa as efficiently as possible, and we look forward to delivering additional value to shareholders along the way.”

“We were pleased to see the second quarter rally in metal prices with silver outperforming gold at times,” said David Wolfin, President and CEO. “During the quarter, we processed 10,000 tonnes of La Preciosa surface stockpiles with excellent recovery rates, exceeding our expectations. With significantly higher silver grades than were processed at Avino, La Preciosa contributed to the 26% increase in silver ounces produced in the current quarter. This furthers the confidence we have in our strategy to focus on transformational growth with our two mines in Mexico, coupled with the demand for silver, gold and copper. La Preciosa boasts a substantial untapped primary silver resource in Mexico and is situated next-door to Avino's established production operations in Durango, Mexico. The integration of La Preciosa's mineral resource inventory has notably bolstered Avino's overall NI 43-101 mineral resource portfolio to a current total of 371 million silver equivalent ounces.”

Avino Silver & Gold Mines Ltd. – August 13, 2024

Avino Generates Record Quarterly Revenues in Q2 2024

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2024	Second Quarter 2023	Change	YTD 2024	YTD 2023	Change
Financial Operating Performance
Revenues	$14,787	$9,218	60%	$27,180	$19,043	43%
Mine operating income	$4,697	$1,043	350%	$7,035	$2,894	143%
Net income	$1,240	$1,134	9%	$1,839	$782	135%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$3,409	$396	761%	$5,122	$682	651%
Adjusted earnings[1]	$4,348	$27	<1000%	$6,404	$1,081	492%
Cash flow from operations	$1,078	$503	115%	$3,425	$950	261%
Per Share Amounts
Earnings per share	$0.01	$0.01	0%	$0.01	$0.01	0%
Adjusted earnings per share[1]	$0.03	$0.00	100%	$0.05	$0.01	400%
HIGHLIGHTS (Expressed in 000’s of US$)	June 30, 2024	March 31, 2024	Change	June 30, 2024	December 31, 2023	Change
Liquidity & Working Capital
Cash	$5,311	$1,207	340%	$5,311	$2,688	98%
Working capital	$13,570	$4,584	196%	$13,570	$9,727	40%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Second Quarter 2024	Second Quarter 2023	Change	YTD 2024	YTD 2023	Change
Operating
Tonnes Milled	140,934	157,371	-10%	310,529	317,128	-2%
Silver Ounces Produced	292,946	232,417	26%	543,589	466,755	16%
Gold Ounces Produced	1,514	1,520	0%	3,292	3,805	-14%
Copper Pounds Produced	1,305,549	1,445,552	-10%	2,652,659	2,843,189	-7%
Silver Equivalent Ounces[1] Produced	616,571	587,317	5%	1,246,053	1,265,564	-2%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	537,037	452,011	19%	1,147,914	958,738	20%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$16.29	$16.33	0%	$15.55	$15.22	2%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$22.74	$23.06	-1%	$21.40	$21.53	-1%

2nd Quarter 2024 Highlights

La Preciosa

•	La Preciosa Stockpiles: During the quarter, almost 10,000 tonnes were processed from the La Preciosa surface stockpiles in Circuits 1 and 2, which produced a saleable high-grade concentrate.

•	La Preciosa Progress: Following the signing of the long-term land use agreement with a local community on January 9th, 2024, the application for the Environmental Permit was submitted by the Company to the relevant authorities. Following feedback received in Q2 2024, the Company’s response has been re-submitted with minor modifications. A further permit application will be submitted shortly after receipt of the Environmental Permit, which is required to commence the construction of the portal, haulage ramp, and the mining of the Gloria and Abundancia veins. Recent photos from the La Preciosa property can be viewed on our website by clicking here.

Avino Silver & Gold Mines Ltd. – August 13, 2024

Avino Generates Record Quarterly Revenues in Q2 2024

Production In line with Expectations

•	Silver equivalent production of 629,302 ounces is within our guidance range and the Company remains on track with our targeted full year production of 2.5M to 2.8M silver equivalent ounces.

2024 Capital Expenditures

Capital expenditures to date for 2024 were $3.3 million, compared to $5.6 million in the first half of 2023, which is within the range previously disclosed in the Avino 2024 Outlook press release which can be found here on the Company’s website.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (SDGs), which were developed as a call to action by all countries developed and developing in a global partnership. The SDGs serve as a blueprint to achieve a better and more sustainable future for all. During the quarter Avino focused on the following: Good Health and Wellbeing, Quality Education, Gender Equality, and Industry, Innovation and Infrastructure.

Through our commitment to achieve a brighter future for all, the Company reinforces its commitment to the local citizens, our personnel and their families.

Avino considers the communities near the heart of our operations to be central to the success of our mining projects.

Mexican nationals account for 100% of our mine work force. Currently, we have 479 direct jobs which includes the workers at the mine site and in our Durango offices. This translates to approximately 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash cost per silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, and adjusted earnings, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s MD&A dated August 13, 2024 for the six months ended June 30, 2024, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Avino Silver & Gold Mines Ltd. – August 13, 2024

Avino Generates Record Quarterly Revenues in Q2 2024

Conference Call and Webcast

A conference call and webcast to discuss the Company’s Q2 2024 operational and financial results will be held Wednesday, August 14, 2024, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q2 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: +1 973-528-0011

Participant Access Code: 933119

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Avino Silver & Gold Mines Ltd. – August 13, 2024

Avino Generates Record Quarterly Revenues in Q2 2024

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q2 2024, AgEq was calculated using metal prices of $28.42 per oz Ag, $2,331 per oz Au and $4.40 per lb Cu. In Q2 2023, AgEq was calculated using metals prices of $24.18 oz Ag, $1,978 oz Au and $3.85 lb Cu. In Q2 2023, For YTD 2024 AgEq was calculated using metal prices of $26.62 per oz Ag, $2,252 per oz Au and $4.18 per lb Cu. For YTD 2023 AgEq was calculated using metal prices of $23.37 oz Ag, $1,933 oz Au and $3.95 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.